LVB Acquisition, Inc.

56 East Bell Drive, P.O. Box 587

Warsaw, Indiana 46581-0587

December 21, 2011

VIA EDGAR CORRESPONDENCE

Mr. Geoff Kruczek

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	LVB Acquisition, Inc.

Amendment No. 1 to Form 10

Filed November 22, 2011

File No. 000-54505

Dear Mr. Kruczek:

LVB Acquisition, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits its response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by letter dated December 8, 2011 with respect to the Company’s above referenced Amendment No. 1 to the Form 10 filed November 22, 2011, File No. 000-54505.

The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Form 10, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.

Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.

1.	Please be advised that your registration statement has gone effective by lapse of time. As a result, you are now subject to all applicable Exchange Act reporting requirements, including without limitation the filing of periodic reports, Forms 8-K, as applicable, and Section 16 reports.

Geoff Kruczek

Securities and Exchange Commission

Response

We acknowledge that the registration statement is now considered effective by lapse of time. We are currently in the process of preparing and filing the Section 16 reports that will bring us current with all filing requirements.

Results of Operation, page 44

2.	We note your revisions in response to prior comment 3; however, it continues to be unclear what material factors caused the changes you note in your disclosure. For example, you state that knee sales increased due to “growth in International knee sales,” but it is unclear what caused that growth or what caused the decrease in U.S. partial knee sales. Did the “market weakness” or “price declines” noted on page 82 or the decrease in average selling prices noted on page 47 have a material impact on one or more of your businesses? Please revise.

Response

We have considered the Staff’s comments and have revised the disclosure on pages 46 and 47.

Compensation Methodology, page 81

3.	We note your response to prior comment 12. Notwithstanding your disclosure regarding lack of a “formal benchmarking process,” it continues to appear that you base compensation decisions, at least in part, on information regarding the compensation within your “informal peer group.” Therefore, please revise to identify those companies.

Response

The Company has carefully considered Question 118.05 of the Staff’s Compliance and Disclosure Interpretations: Regulation S-K in light of the Staff’s comment. Pursuant to the Staff’s answer to Question 118.05, benchmarking does not include “a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.” While the Company’s informal peer group is not technically a broad-based third party survey, it is a broad-based amalgamation of competitors and portfolio companies of our private equity sponsors that was used, as indicated in the Company’s disclosure in the third paragraph under the heading “Compensation Discussion and Analysis” on page 81, to obtain a general understanding of current compensation practices and not as a quantitative reference point. As such, the Company does not believe its use of its informal peer group in this context constituted benchmarking under Item 402(b)(2)(xiv) of Regulation S-K. The Company has nonetheless revised the disclosure on pages 81, 82 and 86 in an effort to clarify this matter further.

Geoff Kruczek

Securities and Exchange Commission

Director Compensation, page 102

4.	Please expand your response to prior comment 16 to tell us the names of the individuals who provide the services to you under your agreements with the affiliates of your directors. Also state clearly whether your directors provide any of those services. It remains unclear why the compensation paid to affiliates of your directors is not reported in the table required by Regulation S-K Item 402(k); refer to Regulation S-K Item 402(a)(2).

Response

Certain employees of the Sponsors (The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital) provide services from time to time under our management services agreement. Since May 31, 2010 certain employees of the Sponsors, which from time to time may include certain of the directors, provided consulting services regarding various strategic and operational initiatives under the management services agreement but no such services required substantial time or resources nor were any employees specifically identified in that agreement as a service provider. No directors were directly compensated for providing any services under the management services agreement.

While we continue to think that on this basis the management services fees paid should not be included as director’s compensation, in the interest of being responsive to the Staff’s comment, we have provided footnote disclosure to the director compensation table on page 102 to describe such payments.

Note 15. Contingencies, page 144

5.	We refer to your response to prior comment 31. You indicate that you believe that disclosure under “Other Loss Contingencies” provides relevant disclosure under FASB ASC 450-20-50-4b. However, with respect to the individual matters described in the footnote, you indicate that you cannot make assurances with regard to the final outcomes. Also, it appears that your disclosure regarding materiality in the last paragraph of the footnote is limited to the contingencies disclosed under “Other Matters.” Accordingly, with respect to the individually described matters, please more specially explain to us how you believe your disclosure is responsive to the guidance from FASB ASC 450-20-50-4b.

Response

Based on the Staff’s comment, the Company has updated the disclosure on pages 144-146 and 165-167. We believe this disclosure is responsive to the guidance from FASB ASC 450-20-50-4b as it addresses the estimated amount of possible loss or range of loss where applicable or states that such an estimate cannot be made.

Geoff Kruczek

Securities and Exchange Commission

Supplementally, the Company advises that on at least a quarterly basis, management confers with outside counsel to evaluate all current litigation, claims or assessments in which the Company is involved. Management then meets internally to evaluate all of the Company’s current litigation, claims or assessments. During these meetings, management discusses all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the opinions of legal counsel and other advisors related to each proceeding; (iv) the Company’s experience or experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) information available through settlement discussions; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel legal issues or unsettled legal theories. At these meetings, management concludes whether accruals are required for each matter because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible; or whether a reasonable estimate cannot be made for a matter.

Biomet, Inc.

Form 10-K for the fiscal year ended May 31, 2011

6.	As applicable, please consider our comments on LVB’s financial statements and related disclosures in the separate financial statements of Biomet. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response

We have considered the Staff’s comments in comment letters dated December 8, 2011 and October 25, 2011 and our responses to these comments. We have evaluated the nature of the comments and responses in considering the impact on the financial statements and related disclosures in the financial statements of Biomet, Inc. We confirm that we will incorporate these responses in the future joint filings of LVB Acquisition, Inc. and Biomet, Inc.

In addition to our response to your comments, please note the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Geoff Kruczek

Securities and Exchange Commission

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact me at 574-371-3026.

Sincerely,

/s/ Jody S. Gale

Jody S. Gale Vice President and Associate General Counsel

cc:	James Small

Cleary Gottlieb Steen & Hamilton LLP